[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


                                                     4520 Main Street
                                                     Suite 1100
Marc Salle                                           Kansas City, MO  64111-7700
816-460-2555                                         816.460.2400
msalle@sonnenschein.com                              816.531.7545 faxKansas City
                                                     www.sonnenschein.com


VIA EDGAR

                                 April 3, 2007


Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:  Comment Letter dated March 29, 2007 Issued to DST Systems, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006, Filed March 1, 2007 File No. 1-14036

Dear Ms. Collins:

     We serve as counsel to DST Systems, Inc. ("DST") and are in receipt of a copy of your comment letter dated March 29, 2007 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with regard to the above-referenced Exchange Act report.

     We note that the letter requests a response within 10 business days, or by April 10, 2007. Due to the absence of key personnel of DST during that period and DST's preparations for its annual meeting of shareholders, DST respectfully requests an extension until May 10, 2007, in which to respond to your comments.

     We spoke with Ms. Kari Jin, Staff Accountant, on April 2, 2007. Ms. Jin was kind enough to tentatively grant the requested extension, conditioned upon submission of this letter.

     We appreciate your assistance and the questions posed in your comment letter. If you could advise me by telephone or email at the number or email address listed above as to whether the requested extension meets with your approval, we would be most grateful.

     Thank you very much.

                                                 Best regards,
                                                 /s/ Marc Salle
                                                 Marc Salle

cc:    Theresa C. Hursh, Esq.
       Gregg W. Givens
       John F. Marvin, Esq.